State of Delaware
Secretary of State
Division of Corporations
Delivered 09:09 AM 03/03/2016
FILED 09:09 AM 03/03/2016
SR 20161460119 - File Number 5979110

CERTIFICATE OF INCORPORATION

OF

LIPIDOMICS, INC.

ARTICLE I

The name of the corporation is "Lipidomics, Inc."

ARTICLE II

The address of the registered office of this corporation in the State of Delaware is 160 Greentree Drive, Suite 101 in the City of Dover, County of Kent, 19904 and the name of the registered agent at that address is National Registered Agents, Inc.

ARTICLE III

The purpose of the corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

The corporation is authorized to issue only one class of shares, which shall be designated "Common Stock." The total number of shares of Common Stock which the corporation is authorized to issue is Two Million (2,000,000) shares, par value $0.00001 per share.

ARTICLE V

The Incorporator of the corporation shall be Michael C. Phillips. The address of the incorporator is:

Michael C. Phillips
Davis Wright Tremaine LLP
1300 SW Fifth Avenue, Suite 2400
Portland, OR 97201

ARTICLE VI

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, alter, amend or repeal the Bylaws of the corporation.

ARTICLE VII

The number of directors which constitute the whole Board of Directors of the corporation shall be specified in the Bylaws of the corporation.

ARTICLE VIII

Vacancies created by the resignation of one or more members of the Board of Directors and newly created directorships, created in accordance with the Bylaws of this corporation, may be filed, by the vote of majority, although less than a quorum, of the directors then in office or by a sole remaining director.

ARTICLE IX

Election of the Directors need not be by ballot unless the Bylaws of the corporation so provide.

ARTICLE X

The existence of this corporation shall be defined as perpetual.

ARTICLE XI

Meetings of the stockholders of the corporation may be held within or without the State of Delaware, as the Bylaws may provide. The books of the corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such a place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE XII

To the fullest extent permitted by the Delaware General Corporation Law, as the same exists or as may hereafter be amended, a director of the corporation shall not be personally liable to the corporation or its stockholders for monetary damages or breach of fiduciary duty as a director. The corporation shall indemnify to the fullest extent permitted by law any person made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative, or investigative, by reason of the fact that he or she, his or her testator or intestate is or was a director or officer of the corporation or any predecessor of the corporation, or serves or served at any other enterprise as director or officer at the request of the corporation of any predecessor to the corporation. Neither any amendment nor repeal of this Article XII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article XII, shall eliminate or reduce the effect of this Article XII in respect of any matter occurring, or any cause of action, suit or claim that, but for this Article XII would accrue or Arise, prior to such amendment, repeal of adoption of an inconsistent provision.

ARTICLE XIII

Advance notice of new business and shareholder nominations for the election of Director shall be provided in the manner and to the extent provided in the Bylaws of the corporation.



ARTICLE XIV

The corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statue, and all rights conferred upon stockholders herein are granted subject to this reservation.

I, THE UNDERSIGNED, being the sole Incorporator hereinbefore named, for the purpose of forming a corporation pursuant to the General Corporation Law of the State of Delaware, do make this certificate, hereby declaring and certifying that this is my act and deed and the facts herein stated are true, and accordingly have hereunto set my hand.

Dated: March 2, 2016

Michael C. Phillips
Michael C. Phillips, Incorporator